                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For January 17, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

MASTELLONE HERMANOS S.A.

Buenos Aires, January 17, 2006.

By: /s/ Rodolfo González
Name: Rodolfo González
Title: Chief Financial Officer

Encarnación Ezcurra 365 – piso 2 oficina 310
(C1107CLA) Buenos Aires – Argentina

TABLE OF CONTENTS

English translation of a letter dated January 17, 2006, filed with the Buenos Aires Stock Exchange, regarding an agreement reached with the Argentine Ministry of Economy and Production about the prices of certain products manufactured by us.

Buenos Aires, January 17, 2006

Messrs.
Buenos Aires Stock Exchange

We address you, to inform the details of an agreement reached with the Ministry of Economy and Production of Argentina, regarding the price of the following products manufactured by us:

•	Ultra pasteurized, whole fluid milk, brand name "La Serenísima", in one liter pouches,

•	Non-fat powdered milk, brand name "La Serenísima", in 400 grams boxes,

•	Pategrás cheese, in small portions, brand name "La Serenísima", per kilogram

•	Reggianito cheese, in small portions, brand name "La Serenísima", per kilogram,

•	Butter, extra quality, brand name "La Serenísima", in 200 grams presentations, and

•	"Dulce de leche" (caramelized condensed milk), Colonial type, brand name "La Serenísima", in 500 grams plastic containers.

According to this agreement, the price for these products will remain unchanged in comparison with our prices as at January 13, 2006, pending to the results of the analysis of cost changes, either historical or future, and not transferred to the selling prices.

This Agreement will remain in force for a one year period, since January 13, 2006.

Very truly tours,

MASTELLONE HERMANOS S.A.

Rodolfo D. González
Market Relations Manager

Encarnación Ezcurra 365 – piso 2 oficina 310
(C1107CLA) Buenos Aires – Argentina